Exhibit 12.1

	For the six months ended June 30,	For the year ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)(2)(3)	—	7.3	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(2)(3)(4)	—	7.3	—	—	—	—

	For the six months ended June 30,	For the year ended December 31,
	2014	2013	2012	2011	2010	2009
Fixed Coverage Ratio:	(amounts in thousands)
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees(3)	$(9,817)	$51,862	$(42,058)	$(33,774)	$(11,763)	$(4,230)
Add: fixed charges	10,680	8,282	3,122	14,600	52,620	52,094
Add: amortization of capitalized interest	—	—	—	—	—	—
Add: distributed income of equity investees	—	—	—	—	—	—
Add: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract: capitalized interest	—	—	—	—	—	—
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$863	$60,144	$(38,936)	$(19,174)	$40,857	$47,864

Fixed Charge Data:
Interest expense and capitalized	6,862	13,657	1,255	8,524	28,155	33,755
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	7	1,867	6,076	24,465	18,339
Loss on extinguishment of debt	—	3,991	—	—	—	—
Change in fair value on note payable	3,818	(9,373)	—	—	—	—
Estimate of the interest within rental expense	—	—	—	—	—	—

Total fixed charges	$10,680	$8,282	$3,122	$14,600	$52,620	$52,094

Ratio of earnings to fixed charges(2)(3)	—	7.3	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(2)(3)(4)	—	7.3	—	—	—	—